Exhibit 99.4

             Resolution of the Board of Directors of March 23, 2004 amending 2002 Stock Option Plan, subject to stockholder approval

     RESOLVED, that subject to stockholder approval, the Board of Directors does hereby adopt and approve an increase in the number of shares covered by the Plan from 325,000 to 650,000 and that Section 6) of the 2002 Stock Option Plan is amended to read as follows:

     "The total number of shares of Common Stock reserved for issuance by the Company either directly or underlying Options granted under this Plan from inception to date is 650,000. The total number of shares of Common Stock reserved for such issuance may be increased only by a resolution adopted by the Board of Directors and amendment of the Plan. Stockholder approval of such increase or other Modification of the Plan within one year of Effective Date shall be required in the event Incentive Stock Options are granted or to be granted under the Plan. Common Stock issued under the Plan may be authorized and unissued or reacquired Common Stock of the Company."